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SEC FILE NUMBER
8-25065

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PLANMEMBER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Avenue
(No. and Street)

Carpinteria	CA	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Kemble, Chief Financial Officer — (805) 684-1199
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	CA	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bill Kemble, chief financial officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to PlanMember Securities Corporation (the "Company") as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

State of California County of Santa Barbara
Subscribed and sworn to (or affirmed) Before me on this 24 **day of** Feb **, 20** 10 **, by** William Kemble
~~personally known to me or~~ **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**
Signature ______
(Seal)

Table of Contents

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, See footnote #6 to the financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements, See footnote #6 to the financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (filed separately)
(x)	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

** For condition of confidential treatment of certain portions of this filing, see Section 240.17a-59e)(3).

PLANMEMBER SECURITIES CORPORATION

(SEC I.D. No. 8-25065)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)93) as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
PlanMember Securities Corporation
Carpinteria, California

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement present fairly, in all material respects, the financial position of PlanMember Securities Corporation at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,631,419
CASH SEGREGATED FOR THE BENEFIT OF CUSTOMERS	3,650,803
ACCOUNTS RECEIVABLE:	
Commissions and advisory fees receivable	3,452,971
Administrative fees and other receivables	1,207,007
Due from affiliate (Note 3)	853,568
Total accounts receivable	5,513,546
OTHER ASSETS	65,030
TOTAL	$ 10,860,798

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 2,562,077
Payable to customers	3,650,803
Income taxes payable to Parent	17,705
Accrued liabilities	29,642
Total liabilities	6,260,227
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — 2,000 shares authorized; 1,000 shares issued and outstanding	10
Paid-in capital — in excess of par value	1,586,533
Retained earnings	3,014,028
Total stockholder's equity	4,600,571
TOTAL	$ 10,860,798

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

PlanMember Securities Corporation (the "Company"), a wholly owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a California corporation registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. All equity securities transactions of the Company and its customers are executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. Advisory fees are earned by providing managed portfolio asset allocation services. Administrative fees are received for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation (PSC), a wholly owned subsidiary of the Parent (see Note 3). In return for such services, the Company remits 98% of its operating income to PSC.

The Parent Company has experienced net losses in the last two fiscal years which has caused a decrease in liquidity. Management of the Parent has put in place measures to reduce costs and to improve future cash flows. Management of the Parent believes it will generate sufficient cash to meet operational cash needs for the foreseeable future.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers-dealers in securities.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared either through independent clearing agents on a fully disclosed basis or through a designated bank account for the exclusive benefit of its customers. Revenues and expenses related to customers' securities transactions are recorded on a trade-date basis.

Revenue Recognition — Commissions, advisory, and administrative fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities. Advisory fees are earned by providing portfolio asset allocation services. Administrative fees are received for client processing services and shareholder assistance.

Cash and Cash Equivalents — The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalent balances as of December 31, 2009.

Cash Segregated for the Benefit of Customers — As of December 31, 2009, cash of $3,650,803 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC.

Off-Balance-Sheet Credit Risk — In the normal course of business, the Company's customer activities involve the execution and settlement of transactions in various mutual funds. These activities may expose the Company to off-balance-sheet risk in the event that the customer is unable to fulfill its contracted obligations.

Fair Value of Financial Instruments — The Company's financial instruments are carried at estimated fair value. Cash, receivables, and payables are short term in nature and are carried at cost or cost plus accrued interest, which approximates fair value.

Use of Estimates — The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH RELATED PARTY

The Company, based on the timing of revenue collection cycles and commission payments, transfers cash to and receives cash from PSC. Pursuant to a fee-sharing agreement, the Company incurred an administrative expense of approximately $8.6 million from PSC, which was accrued throughout the year by the Company. The administrative expense covers the use of facilities, personnel, systems, recordkeeping, and marketing services provided by the affiliate. At December 31, 2009, PSC owed the Company $853,568. Such amount is noninterest bearing and payable upon demand.

4. INCOME TAXES

The Company adopted amendments to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, during the year ended December 31, 2009. ASC 740 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures.

The adoption of the new accounting guidance did not have a material effect on the Company's financial condition or results of operations. As of and during the year ended December 31, 2009, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. Tax years subject to examination for the Parent are 2006–2009.

The Company files a consolidated federal income tax return and a combined California franchise tax return with the Parent. The Company computes a tax provision on a separate basis. For the year ended December 31, 2009, the provision for income taxes was $17,978, which consists entirely of a current income tax provision. The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of the state income tax rate. The income tax payable of $17,705 at December 31, 2009, is payable to the Parent.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $1,333,952, which was $916,604 in excess of its minimum required net capital of $417,348. The Company's ratio of aggregate indebtedness to net capital was 4.69 to 1.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible investments and activities. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers-dealers.

7. COMMITMENTS AND CONTINGENCIES

The Company has been named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2010, which is the date that this financial statement was available to be issued. As a result of the Company's evaluation, the Company noted no other subsequent events that require adjustment to, or disclosure in this financial statement.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 25, 2010

PlanMember Securities Corporation
6187 Carpinteria Avenue
Carpinteria, CA 93013

In planning and performing our audit of the financial statements of PlanMember Securities Corporation (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP